Pricing Term Sheet dated as of February 22, 2011	Free Writing Prospectus Filed pursuant to Rule 433 Relating to the Preliminary Prospectus Supplement dated February 22, 2011 to the Prospectus dated June 4, 2009 File No. 333-155735

UNISYS CORPORATION

Offering of

6.25% Mandatory Convertible Preferred Stock, Series A

The information in this pricing term sheet relates to the offering by Unisys Corporation of its mandatory convertible preferred stock and should be read together with the preliminary prospectus supplement dated February 22, 2011 relating to the mandatory convertible preferred stock offering (the “preliminary prospectus supplement”), including the documents incorporated by reference therein and the accompanying prospectus dated June 4, 2009, each as filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (Registration Statement No. 333-155735). Terms used but not defined in this pricing term sheet have the meanings given to such terms in the preliminary prospectus supplement.

Issuer:	Unisys Corporation, a Delaware corporation

Ticker / Exchange for common stock:	UIS / The New York Stock Exchange (“NYSE”)

Pricing date:	February 22, 2011

Trade date:	February 23, 2011

Settlement date:	February 28, 2011

Securities offered:	2,250,000 shares of 6.25% Mandatory Convertible Preferred Stock, Series A (2,587,500 shares if the underwriters exercise their option to purchase additional shares in full) (the “mandatory convertible preferred stock”).

Liquidation preference:	$100 per share of mandatory convertible preferred stock (the “initial liquidation preference”), plus an amount equal to any accrued and unpaid dividends (collectively, the “liquidation preference”).

Public offering price:	$100 per share of mandatory convertible preferred stock;

$225,000,000 in aggregate ($258,750,000 in aggregate if the underwriters exercise their option to purchase additional shares in full).

Underwriting discount:	$3.00 per share of mandatory convertible preferred stock;

$6,750,000 in aggregate ($7,762,500 in aggregate if the underwriters exercise their option to purchase additional shares in full).

Proceeds, before expenses, to the Issuer:	$97.00 per share of mandatory convertible preferred stock;

$218,250,000 in aggregate ($250,987,500 in aggregate if the underwriters exercise their option to purchase additional shares in full).

Dividends:	6.25% of the initial liquidation preference of $100 for each share of mandatory convertible preferred stock per year (equivalent to $6.25 per annum per share of mandatory convertible preferred stock). The dividend payable on the first dividend payment date, if declared, is expected to be $1.5799 per share of mandatory convertible preferred stock and on each subsequent dividend payment date, if declared, will be $1.5625 per share of mandatory convertible preferred stock.

On the final dividend payment date or any earlier conversion date, the Issuer may pay dividends in cash, shares of common stock or a combination thereof, at its election and subject to the share cap. “Share cap” means an amount per share equal to the product of (i) 1.8 and (ii) the maximum conversion rate (subject to adjustment as described in the preliminary prospectus supplement), which is equal to approximately 4.8090 shares of common stock per share of mandatory convertible preferred stock as of the date of the preliminary prospectus supplement.

If the Issuer is not permitted to, or elects not to, pay any dividends prior to the mandatory conversion date, it may elect to pay an amount equal to accrued and unpaid dividends on the mandatory conversion date solely in shares of its common stock (subject to the share cap). Assuming it does not pay dividends on the mandatory convertible preferred stock prior to the mandatory conversion date, and assuming no adjustment to the maximum conversion rate has been made, if the Issuer elects to pay such accrued and unpaid dividends in shares of its common stock and if the average VWAP of common stock for the relevant measurement period is less than $9.05, the shares of common stock that a holder of shares of mandatory convertible preferred stock will receive will have a value that is less than the amount of such accrued and unpaid dividends.

Dividend payment dates:	If declared, March 1, June 1, September 1 and December 1 of each year, commencing on June 1, 2011 and ending on March 1, 2014.

Mandatory conversion date:	March 1, 2014

Last reported sale price of common stock on NYSE on February 22, 2011:	$37.43 per share of common stock.

Initial price:	$37.43 per share of common stock (subject to adjustment as described in the preliminary prospectus supplement).

Threshold appreciation price:	$45.66 per share of common stock, which represents an appreciation of approximately 22% over the initial price. The threshold appreciation price is subject to adjustment as described in the preliminary prospectus supplement.

Maximum conversion rate	2.6717 shares of common stock per share of mandatory convertible preferred stock (subject to adjustment as described in the preliminary prospectus supplement).

Minimum conversion rate	2.1899 shares of common stock per share of mandatory convertible preferred stock (subject to adjustment as described in the preliminary prospectus supplement).

Conversion rate on mandatory conversion date:	The following table illustrates the conversion rate per share of mandatory convertible preferred stock (subject to adjustment as described in the preliminary prospectus supplement) based on the applicable market value of common stock shown:

	Applicable Market Value of common stock	Conversion Rate per Share of Mandatory Convertible Preferred Stock

	Less than or equal to the initial price	the maximum conversion rate

	Greater than the initial price and less than the threshold appreciation price	$100, divided by the applicable market value

	Equal to or greater than the threshold appreciation price	the minimum conversion rate

If the applicable market value of common stock exceeds the threshold appreciation price, the value of common stock received by the holder of a share of mandatory convertible preferred stock upon conversion will be approximately 82% of the value of common stock that such holder would have received if such holder had made a direct investment in common stock on the date of the preliminary prospectus supplement.

In no event shall the number of shares of common stock issued upon mandatory conversion of the mandatory convertible preferred stock, including any shares of common stock delivered in connection with any dividend payment, exceed the share cap, which is equal to approximately 4.8090 shares of common stock per share of mandatory convertible preferred stock as of the date of the preliminary prospectus supplement.

Early conversion at the option of the holder:

At any time prior to the mandatory conversion date, other than during the fundamental change conversion period, a holder of shares of mandatory convertible preferred stock may elect to convert such holder’s shares of mandatory convertible preferred stock, in whole or in part, at the minimum conversion rate of 2.1899 shares of common stock per share of mandatory convertible preferred stock (subject to adjustment as described in the preliminary prospectus supplement).

Early conversion at the option of the holder upon a fundamental change:

The following table sets forth the fundamental change conversion rate per share of mandatory convertible preferred stock based on the effective date of the fundamental change and the stock price paid (or deemed paid) per share of common stock in the fundamental change (each of the stock price and the fundamental change conversion rate subject to adjustment as described in the preliminary prospectus supplement). Notwithstanding the fact that certain fundamental change conversion rates set forth in the table exceed the share cap, in no event shall the number of shares of common stock issued upon conversion of the mandatory convertible preferred stock upon a fundamental change, including any shares of common stock delivered in connection with any dividend payment, exceed the share cap, which is equal to approximately 4.8090 shares of common stock per share of mandatory convertible preferred stock as of the date of the preliminary prospectus supplement.

	Stock Price
Effective Date	$5.00	$15.00	$20.00	$30.00	$35.00	$37.43	$45.66	$50.00	$55.00	$60.00	$70.00	$80.00	$90.00	$100.00
February 28, 2011	6.028	3.667	3.290	2.853	2.722	2.673	2.552	2.509	2.471	2.442	2.402	2.376	2.357	2.342
June 1, 2011	5.776	3.601	3.248	2.826	2.699	2.650	2.532	2.490	2.453	2.426	2.388	2.363	2.346	2.332
September 1, 2011	5.518	3.532	3.205	2.801	2.675	2.627	2.511	2.470	2.435	2.408	2.373	2.350	2.334	2.321
December 1, 2011	5.255	3.462	3.161	2.775	2.652	2.605	2.490	2.450	2.416	2.391	2.357	2.337	2.322	2.311
March 1, 2012	4.988	3.389	3.117	2.751	2.630	2.583	2.469	2.430	2.397	2.373	2.342	2.323	2.309	2.299
June 1, 2012	4.716	3.313	3.074	2.729	2.609	2.562	2.448	2.409	2.377	2.354	2.326	2.309	2.297	2.288
September 1, 2012	4.439	3.235	3.029	2.708	2.589	2.542	2.427	2.388	2.357	2.335	2.309	2.294	2.284	2.275
December 1, 2012	4.157	3.152	2.982	2.691	2.572	2.523	2.406	2.367	2.336	2.316	2.292	2.279	2.270	2.263
March 1, 2013	3.869	3.064	2.933	2.677	2.557	2.507	2.384	2.344	2.314	2.295	2.274	2.263	2.255	2.249
June 1, 2013	3.578	2.972	2.880	2.669	2.550	2.496	2.362	2.320	2.290	2.272	2.254	2.246	2.240	2.235
September 1, 2013	3.281	2.875	2.819	2.671	2.553	2.494	2.339	2.293	2.262	2.247	2.234	2.228	2.224	2.221
December 1, 2013	2.979	2.774	2.748	2.682	2.579	2.512	2.310	2.255	2.228	2.218	2.212	2.209	2.207	2.205
March 1, 2014	2.672	2.672	2.672	2.672	2.672	2.672	2.190	2.190	2.190	2.190	2.190	2.190	2.190	2.190

The exact stock price and effective date may not be set forth on the table, in which case:

•    if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•    if the stock price is greater than $100.00 per share (subject to adjustment as described in the preliminary prospectus supplement), then the fundamental change conversion rate will be the minimum conversion rate (subject to adjustment as described in the preliminary prospectus supplement); and

•    if the stock price is less than $5.00 per share (subject to adjustment as described in the preliminary prospectus supplement) (the “minimum stock price”), then the fundamental change conversion rate will be determined (a) as if the stock price equaled the minimum stock price and (b) if the effective date is between two dates on the table, using straight-line interpolation (subject to adjustment as described in the preliminary prospectus supplement).

Joint Book-Running Managers:	Goldman, Sachs & Co. and Citi

Co-Manager:	RBS

Listing of mandatory convertible preferred stock:	The Issuer expects to apply to list the mandatory convertible preferred stock on the New York Stock Exchange and, if approved, expects trading on the New York Stock Exchange to begin within 30 days of the initial issuance of the mandatory convertible preferred stock.

CUSIP:	909214405

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from sales representatives of Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282-2198, toll-free (866) 471-2526 or by emailing prospectus-ny@ny.email.gs.com; and Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, telephone (800) 831-9146 or by emailing batprospectusdept@citi.com.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.